
16014176

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.20549**

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-29716 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

**CHEEVERS & COMPANY, INC.**

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**440 S. LaSalle Street; Suite 710**
(No. and Street)

| **Chicago** | **Illinois** | **60605** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kathleen T. Cheevers** **(312) 663-2794**
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Bradford R. Dooley & Associates**
(Name – if individual, state last, first, middle name)

| **209 West Jackson Boulevard, Suite 404** | **Chicago** | **Illinois** | **60606** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, **Kathleen T. Cheevers**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Cheevers & Company, Inc.** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CEO
Title

Sworn and subscribed to me on the

25th day of February, 2016


OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Feb 2, 2019



Notary Public

This report** contains (check all applicable boxes)

[**x**] (a) Facing Page.
[**x**] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[**x**] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[**x**] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**209 WEST JACKSON BLVD – SUITE 404**
**CHICAGO, ILLINOIS 60606**

*Member*
**AMERICAN INSTITUTE OF**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ILLINOIS CPA SOCIETY**

**TELEPHONE**
**(312) 939-0477**

**FAX**
**(312) 939-8739**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Cheevers & Company, Inc.

We have audited the accompanying statement of financial condition of Cheevers & Company, Inc. (an Illinois corporation) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Cheevers & Company, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Cheevers & Company, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2016

# CHEEVERS & COMPANY, INC.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2015

## ASSETS

| | | |
|---|---|---|
| Cash | | $ 1,175,590 |
| Receivables from brokers/dealers | | 962,619 |
| Securities owned, at market value | | 1,400,000 |
| Deposits with brokers | | 537,937 |
| Investment in CHX Holdings, Inc. | | 36,000 |
| Other Assets | | 173,426 |
| Total Assets | | $ 4,285,572 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | | $ 572,582 |
| Total Liabilities | | 572,582 |
| **Stockholders' Equity** | | |
| Common stock: no par value authorized 10,000 shares issued and outstanding 7,600 shares | $ 5,000 | |
| Additional Paid in Capital | 240,211 | |
| Treasury Stock | (708,025) | |
| Retained Earnings | 4,175,804 | |
| Total Stockholders' equity | | 3,712,990 |
| Total liabilities and stockholders' equity | | $ 4,285,572 |

The accompanying notes to the financial statements are an integral part of this statement.

# CHEEVERS & COMPANY, INC.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2015

## (1) Organization and Description of business

The Company was incorporated under the laws of the State of Illinois on December 27, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's principal business is providing floor execution on the Chicago Stock Exchange. Operations commenced during June, 1994.

## (2) Summary of Significant Accounting Policies

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and . assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash Equivalents**
The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

**Revenue Recognition**
Brokerage income is earned and recorded on the settlement date of the transaction.

**Furniture and Equipment**
Property and equipment are stated at cost and depreciated using the straight line and accelerated method over the estimated useful lived of the asset.

**Income Taxes**
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is allocated to the shareholders, who are responsible for taxes thereon. The Company is subject to State of Illinois replacement tax which has been included in the determination of net income and is included within the other operating expnese in the Statement of Income.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

# CHEEVERS & COMPANY, INC.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2015

## (3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements.

*Level 1* - Quoted prices in active markets for identical assets or liabilities.

*Level 2* - Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* - Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following represents the Company's fair value hierarchy for assets at December 31, 2014:

| Investments, at fair value | Level 1 |
|---|---|
| U.S. Treasury Securities | $1,400,000 |
| Total | $1,400,000 |

## (4) Treasury Stock

Treasury stock consists of two thousand four-hundred (2400) shares and is recorded at cost.

# CHEEVERS & COMPANY, INC.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2015

## (5) Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had net capital and net capital requirement of **$3,109,346** and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

## (6) Retirement Plan

The Company has a profit sharing plan (defined contribution) retirement plan covering all employees with one year of service. The amount of contributions to the plan is determined annually by the Board of Directors, and may vary from zero to fifteen percent of covered compensation.

Contributions to the plan were $330,000 for the year ended December 31, 2015. This amount is reflected in accrued expenses at December 31, 2015.

## (7) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## (8) Commitments

The Company leases its office facilities under a lease that expires at September 30, 2016. For the year ended December 31, 2015, rent expense was **$187,281** which also included monthly equipment rental charges. The office lease provides for minimum annual rental payments plus operating costs. The future minimum lease payments under this lease are:

| *Year Ended December 31* | *Minimum Rent* |
|---|---|
| **2016** | **$100,962** |
| **Subtotal** | **$100.962** |
| **Thereafter** | **-0-** |
| **Total** | **$100,962** |

## (9) Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through February 26, 2016, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

# CHEEVERS AND COMPANY INC
# REVIEW OF EXEMPTION REPORT
# DECEMBER 31, 2015

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**209 WEST JACKSON BLVD – SUITE 404**
**CHICAGO, ILLINOIS 60606**

*Member*
**AMERICAN INSTITUTE OF**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ILLINOIS CPA SOCIETY**

**TELEPHONE**
**(312) 939-0477**
**FAX**
**(312) 939-8739**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Cheevers & Company, Inc.

We have reviewed management's statements, included in the accompanying exemption report of Cheevers & Company, Inc. (the "Company"), in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2016

# CHEEVERS & COMPANY, INC.
# RULE 15c3-3 EXEMPTION REPORT

Cheevers & Company, the "Company", is a registered broker-dealer subject to Rule 17-5a promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R Section 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R Section 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

I, Kathleen T. Cheevers, swear that, to my best knoledge and belief, this Exemption Report is true and correct.

By: 

Title: CEO

25-Feb-16

**CHEEVERS AND COMPANY INC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**



**(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)**